Exhibit (a)(5)(A)

AB PRIVATE CREDIT INVESTORS CORPORATION

Notice of Offer to Purchase for Cash

Up to 1,971,887 Shares of its Common Stock

at a Purchase Price Per Share of Common Stock Equal to

its Net Asset Value per Share as of September 30, 2026

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON

SEPTEMBER 30, 2026, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

AB Private Credit Investors Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Fund”), is offering to purchase for cash up to 1,971,887 of its shares of common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to the Fund’s net asset value per Share as of September 30, 2026 (the “Purchase Price”).

If stockholders would like the Fund to purchase their Shares within the limits more fully set forth in the Fund’s Offer to Purchase, dated August 28, 2026 (the “Offer to Purchase”), and the related Notice of Intent to Tender (the “Notice of Intent,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), they should contact their financial advisor or the Bernstein Global Wealth Management unit of AllianceBernstein L.P. (“Bernstein”) at (212) 486-5800 to request that written materials relating to the Offer be provided to them. These written materials, which will be sent at no expense to the stockholder, include the Offer to Purchase and a Notice of Intent to Tender. A tendering stockholder must complete, sign, and mail (certified mail return receipt requested is recommended), fax, email or hand deliver the Notice of Intent to the Fund’s agent specified therein, so that it is received before the Expiration Date stated below.

Stockholders who desire to tender Shares for purchase must do so by 5:00 p.m., New York time on September 30, 2026 (such date, as it may be extended, the “Expiration Date”). All determinations as to the receipt of notices from stockholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Fund or its designated agents, and any such determination will be final.

The purpose of the Offer is to provide liquidity to stockholders because the Shares are not listed on any securities exchange. The Offer is not conditioned upon the tender of any minimum number of Shares or any financing condition.

The Fund is offering to purchase up to 2.5% of the weighted average of the number of Shares outstanding during the three-month period ended June 30, 2026 (the “Quarterly Tender Cap”). The Fund is not required to purchase any tendered Shares in excess of the Quarterly Tender Cap and, therefore, the Fund is not required to purchase any tendered Shares to the extent those Shares are, in the aggregate, in excess of 1,971,887. In accordance with rules promulgated by the Securities and Exchange Commission (the “SEC”), the Fund may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer.

It is anticipated that the purchase of Shares tendered by a stockholder will be a taxable transaction for U.S. federal income tax purposes. Participating stockholders should consult their tax advisor regarding specific tax implications, including potential federal, state, local and foreign tax consequences.

Until the Expiration Date, stockholders have the right to withdraw any tenders of their Shares by giving proper notice to the Fund. Shares withdrawn may be re-tendered before the Expiration Date by following the tender procedures. If the Fund has not yet accepted a stockholder’s tender of Shares on or prior to October 26, 2026 (i.e., 40 business days from the commencement of the Offer), a stockholder will also have the right to withdraw their tender of Shares after such date.

Please note that just as each stockholder has the right to withdraw its tender, subject to the applicable rules of the SEC, the Fund has the right to cancel, amend or postpone this Offer at any time before the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The information provided herein is qualified entirely by the more detailed information contained in the Offer to Purchase. The Offer to Purchase contains important information that should be read carefully before any decision is made with respect to the Offer. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase and the related Notice of Intent. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

Questions and requests for assistance may be directed to the stockholder’s financial advisor or to Bernstein at (212) 486-5800.